Exhibit 21.1

List of Subsidiaries of

Libera Gaming Operations, Inc.

Entity Name	Place of Organization

Libera Real Estate Management, Inc.*	Japan

Libera Investments, Inc.*	Japan

Libera Distribution, Inc.*	Japan

Libera Hotels & Resorts, Inc.*	Japan

Mitsuwa, Inc.**	Japan

* 100% owned subsidiary of Libera Gaming Operations, Inc.

**100% owned subsidiary of Libera Real Estate Management, Inc.